

May 21, 2020

Joshua B. Goldstein
General Counsel
Masterworks 009, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 009, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed on May 15, 2020**
> **File No. 024-11185**

Dear Mr. Goldstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2020 letter.

Amendment No. 2 to Form 1-A filed on May 15, 2020

Summary
Overview, page 4

1. We note your disclosure that "Masterworks, acting as agent for the Company, has agreed to purchase the Painting from a private gallery for $600,000." However, we also note that you have filed an unsigned and undated Form of Art Purchase Agreement as an exhibit and that your disclosures on pages 3 and 61 state that Masterworks "seeks to purchase" the Painting. With a view to understanding the status of the purchase of the artwork, please revise your disclosures to consistently state, if true, that Masterworks has agreed to purchase the Painting.

You may contact Tony Watson, Staff Accountant at 202-551-3318 or Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services